Mail Stop 4561

November 10, 2009

Lawrence W. Midland
Executive Vice President
SCM Microsystems, Inc.
1900-B Carnegie Ave.
Santa Ana, CA 92705

> **Re:** **SCM Microsystems, Inc.**
> **Registration Statement on Form S-4**
> **Filed October 22, 2009**
> **File No. 333-162618**

Dear Mr. Midland:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

The Offer

Opinion of Jupiter to the Board of Directors of SCM, page 54

1.   You state that Jupiter's fairness opinion is "solely intended for the benefit and use of SCM's board of directors" in its consideration of the transaction. Shareholders are entitled to rely upon all disclosure contained in the registration statement/proxy, especially as it relates to the fairness of the consideration to be paid by SCM. Please delete this limitation or disclose the basis for your belief that stockholders cannot rely on the opinion to support any claims arising under applicable state law. Describe any applicable authority or disclose that the

availability of this defense will be resolved by a court of competent jurisdiction. Also disclose that the resolution will have no effect on the rights and responsibilities of the board of directors under applicable state law and disclose that the availability of the defense would have no effect on the rights and responsibilities of the financial advisor or the board of directors under federal securities laws. Please see section II.D.1 of the November 14, 2000 Division of Corporation Finance Current Issues Outline available at www.sec.gov/pdf/cfcr112k.pdf. This comment also applies to similar disclaimer language found in Annex B—Fairness Opinion of Jupiter Capital Services GmbH and in Jupiter Capital's consent filed as Exhibit 23.1.

Part II. Information Not Required in Prospectus

Undertakings, page II-2

2.   Provide the undertaking required by Item 512(h) of Regulation S-K or revise the information in the final paragraph on page II-1 so that it conforms to the language set forth in Item 512(h).

Exhibit 23.1 Consent of Jupiter Capital Services GmbH

3.   We note the statement "our consent is being delivered solely in connection with the filing of the above-mentioned version of the Registration Statement." Please file an updated consent with any amendment to the registration statement.

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As appropriate, please amend your filing in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with each amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to any comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Kevin Dougherty at (202) 551-3271 with any questions. If you require further assistance you may contact me at (202) 551-3456. In addition, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551- 3735.

Sincerely,

Matthew Crispino
Staff Attorney

cc: Via Facsimile (415) 374-8459
Michael L. Reed, Esq.
Gibson Dunn & Crutcher LLP